FILED

IN THE UNITED STATES DISTRICT COURT FOR THE
EASTERN DISTRICT OF VIRGINIA

Alexandria Division

2014 MAY 19 P 4: 03

CLERK US DISTRICT COURT
ALEXANDRIA, VIRGINIA

UNITED STATES OF AMERICA	)	
	)	CRIMINAL NO. 1:14-CR-___ 1:14CR188 RBS
v.	)	
	)	Count 1: 18 U.S.C. § 371
CREDIT SUISSE AG,	)	(Conspiracy)
	)	
Defendant.	)	
	)	

INFORMATION

COUNT ONE
(Conspiracy)

THE UNITED STATES ATTORNEY CHARGES THAT:

1.   For decades prior to and through in or about 2009, the exact dates being unknown to the

United States Attorney, in the Eastern District of Virginia and elsewhere, the defendant

CREDIT SUISSE AG

and its subsidiaries Credit Suisse Fides and Clariden Leu Ltd. (collectively "the defendant" or

"CREDIT SUISSE") did unlawfully, voluntarily, intentionally, and knowingly conspire,

combine, confederate, and agree together with others both known and unknown to the United

States Attorney to commit the following offense against the United States: to willfully aid, assist

in, procure, counsel, and advise the preparation and presentation of false income tax returns and

other documents to the Internal Revenue Service of the Treasury Department, in violation of

Title 26, United States Code, Section 7206(2).

Manner and Means of the Conspiracy

2.   Among the manner and means by which the Defendant, CREDIT SUISSE, and its conspirators would and did carry out the conspiracy were the following:

a.   assisting clients in using sham entities as nominee beneficial owners of the undeclared accounts;

b.   soliciting IRS forms that falsely stated under penalties of perjury that the sham entities beneficially owned the assets in the accounts;

c.   failing to maintain in the United States records related to the accounts;

d.   destroying account records sent to the United States for client review;

e.   using CREDIT SUISSE managers and employees as unregistered investment advisors on undeclared accounts;

f.   facilitating withdrawals of funds from the undeclared accounts by either providing hand-delivered cash in the United States or using CREDIT SUISSE's correspondent bank accounts in the United States;

g.   structuring transfers of funds to evade currency transaction reporting requirements; and

h.   providing offshore credit and debit cards to repatriate funds in the undeclared accounts.

Overt Acts

3.   In furtherance of the conspiracy, and to effect the object thereof, the following overt acts were committed in the Eastern District of Virginia, and elsewhere:

CLIENT 1

a.   In or about August 2006, in Zurich, Switzerland, Client 1, a naturalized U.S. citizen residing in Charlottesville, Virginia, opened an undeclared account at CREDIT SUISSE in Switzerland.

b.   On or about August 16, 2006, Client 1 departed from Dulles International Airport, in the Eastern District of Virginia, on a flight bound for Zurich, Switzerland, to meet with a CREDIT SUISSE banker in Zurich, Switzerland, to discuss the undeclared account.

c.   On or about April 15, 2007, Client 1 filed with the IRS a false and fraudulent U.S. Individual Income Tax Return, Form 1040, for tax year 2006 that failed to report the undeclared account and related income.

CLIENT 2

d.   In or about 1988, Client 2, a U.S. citizen and resident of Elizabeth, New Jersey, inherited an undeclared account at CREDIT SUISSE in Basel, Switzerland.

e.   In or about July 2002, on the advice of a CREDIT SUISSE banker, Client 2 transferred the contents of the inherited undeclared account into a new undeclared account, opened in the name of Client 2, at CREDIT SUISSE.

f.   In or about May 2004, a CREDIT SUISSE banker met with Client 2 at a hotel in New York, New York, to review statements for Client 2's undeclared account and to discuss investment strategy.

g.   On or about April 15, 2006, Client 2 filed with the IRS a false and fraudulent U.S. Individual Income Tax Return, Form 1040, for tax year 2005 that failed to report the undeclared account and related income.

3





h. In or about August 2009, Client 2 met with a CREDIT SUISSE banker in Zurich, Switzerland, to close the undeclared account at which time the banker suggested that, rather than repatriate the funds to the U.S., the client transfer the account to another Swiss bank.

(All in violation of Title 18, United States Code, Section 371.)

DANA J. BOENTE
United States Attorney

5-19-2014

Mark D. Lytle
Assistant U.S. Attorney

KATHRYN KENEALLY
Assistant Attorney General
Tax Division

5-19-2014

Mark F. Daly
Senior Litigation Counsel
Nanette L. Davis
Assistant Chief

MDY